UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RocketFuel Blockchain, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

088861L 104

(CUSIP Number)

Henrik Oerbekker

8, boulevard Royal

L-2449 Luxembourg, Luxembourg

(+352) 661 366 003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 088861L 104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henrik Oerbekker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,063,071
	8.	SHARED VOTING POWER 50,000
	9.	SOLE DISPOSITIVE POWER 2,063,071
	10.	SHARED DISPOSITIVE POWER 50,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,113,071
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7
14.	TYPE OF REPORTING PERSON (see instructions) IN, OO

CUSIP No. 088861L 104	13D	Page 3 of 5 Pages

The Reporting Person’s Schedule 13D, originally filed with the Commission on May 22, 2015, as amended, is amended and restated as follows:

Item 1. Security and Issuer.

The issuer is RocketFuel Blockchain, Inc. (formerly B4MC Gold Mines, Inc.) (the “Company”). The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.001 per share (“Shares”). The Company’s principal executive office is: 201 Spear Street, Suite, 1100 San Francisco, CA 94105.

Item 2. Identity and Background.

(a) This Statement is being filed by Henrik Oerbekker (the “Reporting Person”).

(b) The Reporting Person’s business address is: 8, boulevard Royal L-2449 Luxembourg, Luxembourg.

(c) The Reporting Person is Managing Director of PacificWave Partners Europe sarl (“PW Europe”), a financial advisory firm. The Reporting Person is also the sole owner of the following entities: PacificWave Partners UK Ltd. (“PW UK”) and Zane Consulting Ltd. (“Zane”). The Reporting Person is Managing Director of and part benefical owner of Advantage Luxembourg S.A. (“Advantage”).

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Denmark.

Item 3. Source or Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

On May 12, 2015, the Company sold 248,976,200 newly issued shares (the “Company Shares”) of its common stock, par value $0.001 per share (“Common Stock”), to PacificWave Partners Limited, a Gibraltar company that is not affiliated with the Reporting Person (“PWP”). The price was $0.001 per share, or $248,976.20. Of this amount, $225,000.00 was paid to certain creditors of the Company in exchange for releases of outstanding liabilities and the remaining $23,976.20 was placed in escrow pending the fulfillment of certain conditions not later than June 30, 2015. These conditions included the Company’s making all of its required filings under Section 12(g) of the Securities Exchange Act of 1934. The Company was also required to deliver its financial statements and other records to its auditor no later than June 3, 2015. The Company subsequently satisfied these conditions.

The Company Shares were sold in reliance on the exemptions provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rules 504, 505, 506 and 903 thereunder. The Company Shares will not be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and other applicable securities laws.

Simultaneous with the purchase of the Company Shares, PWP purchased from Elwood Shepard, a shareholder of the Company, 26,023,800 shares of the Company’s outstanding Common Stock (the “Shepard Shares”), representing 61.3% of the outstanding shares prior to the issuance of the new shares by the Company. The purchase price was $26,023.80, all of which was deposited in escrow and will be disbursed in the same manner and under the same conditions as the amount deposited to escrow from the purchase price of the Company Shares.

At the closing of the purchase of the Company Shares and the Shepard Shares (the “Purchased Shares”), PacificWave contributed $175,000.00 to the capital of the Company.

In April 2015, PWP arranged for a private sale of certain Purchased Shares to three non-U.S. resident accredited investors, to become effective upon the closing of the purchase of the Shares by PWP. PWP also agreed to transfer at closing certain of the Purchased Shares to certain persons and entities, including the Reporting Person, that provided services in connection with the transactions described in this Item 4. The Company was not a party to any of these transactions.

CUSIP No. 088861L 104	13D	Page 4 of 5 Pages

The Reporting Person has since engaged in the following transactions:

PWP UK	12/21/15	Sell	(5,000)	$2.00
Richway Fin.	6/23/16	Sell	(130,000)	$2.00
VIP Finance	7/25/16	Buy	100,000	$2.000
PWP Europe	9/29/16	Sell	(1,111)	$0.439
Richway Fin.	9/29/16	Sell	(150,000)	$0.439
Matmic Ltd.	10/20/16	Sell	(25,000)	$2.000
VIP Finance	10/24/16	Buy	111,111	$2.000
GWS	10/24/16	Buy	55,555	$2.000
PWP Europe	12/15/16	Sell	(25,555)	$2.000
PWP Europe	12/15/16	Sell	(10,000)	$2.000
VIP Finance	1/4/17	Buy	12,500	$2.000
Richway Fin.	12/6/17	Buy	45,000	$2.000
PWP UK.	12/6/17	Buy	95,000	$2.000
PWP Europe	12/12/17	Buy	34,375	$2.000
PWP Europe	12/12/17	Sell	(68,750)	$2.000
PWP Europe	12/18/17	Sell	(150,000)	$2.000
PWP Europe	12/18/17	Buy	75,000	$2.000
PWP UK	6/27/18	Buy	2,550,197	See below

On June 27, 2018, the Company consummated a reverse acquisition of RocketFuel Blockchain Company, as described in the Company’s Report on Form 8-K, filed with the Commission on June 29, 2018. Pursuant to this transaction, PWP UK exchanged 150 shares of RocketFuel Blockchain Company for 2,550,196 newly issued shares of the Company.

Subsequently, the Reporting Person has engaged in several private sales of Common Stock, as reported in the Reporting Person’s Forms 3 and 4 filed with the Commission. As the Reporting person is no longer a 10% beneficial shareholder, the Reporting Person is no longer required to file reports under Section 16(a) of the Securities Exchange Act of 1934.

All of such purchases were made in private transactions between the Reporting Person and other shareholders of the Company, pursuant to exemptions under the Securities Act of 1933, as amended (the “Securities Act”). None of such shares was or will be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and other applicable securities laws.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Statement, the Reporting Person beneficially owned 2,113,071 Shares, constituting 8.7% of the outstanding Shares. The percentage of Shares owned is based upon 24,268,416 Shares outstanding as of March 26, 2021, based on inquiry of the Company’s transfer agent.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the Shares referred to in Item 5(a), except for 50,000 shares owned by Advantage, over which the Reporting Person has shared power to vote, direct the vote, dispose and direct the disposition.

(c) All of such shares were acquired on the dates described in Item 4 of this Schedule.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the issuance of the Shares for services as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Reporting Person, PW Europe and the other other entities identified in Item 5(a), which are controlled by the Reporting Person, have ongoing business relationships with PWP and Allan Kronbourg, both of which are shareholders of the Company (the “Other Shareholders”). However, the Reporting Person does not have any actual or beneficial ownership in or control of any of the Other Shareholders and none of the Other Shareholders has any actual or beneficial ownership in or control of the Reporting Person or the Shares owned by the reporting Person. None of these persons or entities is a party to any voting or similar agreement with respect to election of directors or other matters. While PWP does have a joint marketing arrangement with PW Europe and PacificWave Partners UK Ltd., and licenses to them the right to use the name “PacificWave” in Europe and certain other jurisdictions, these three entities remain independent companies and are not subject to joint ownership or control. The Reporting Person disclaims beneficial ownership of any Shares other than the 2,113,071 shares registered in the name of the Reporting Person and its affiliates, and disclaims membership in any group.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 088861L 104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Henrik Oerbekker
Henrik Oerbekker